Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Treasure Investments Corporation
333 S State St 262
Lake Oswego, OR 97034
https://foundrymichelangelo.com/

Up to $1,069,999.20 in Common Stock at $1.20
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Treasure Investments Corporation
Address: 333 S State St 262, Lake Oswego, OR 97034
State of Incorporation: OR
Date Incorporated: November 07, 2016

Terms:

Equity

Offering Minimum: $9,999.60 | 8,333 shares of Common Stock
Offering Maximum: $1,069,999.20 | 891,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $240.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 24 hours and receive an additional 15% bonus shares

Super Early Bird Bonus

Invest within the first 48 hours and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the first 72 hours and receive an additional 5% bonus shares

Amount-Based:

$1000+

Private Investor Community

Access to private investor community newsletter

$5000+

Matching Consideration

Dollar for Dollar Matching Artwork for every dollar invested

$50,000+

Golden Opportunity

Dollar for Dollar Matching Artwork for every dollar invested + Time with the Treasure Investments Corp & Foundry Michelangelo founder/CEO.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Treasure Investments Corp dba Foundry Michelangelo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20/ share, you will receive and own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Treasure Investments Corporation provides high-end limited-edition bronze sculptures for charity fundraising events through its brand, Foundry Michelangelo. Apart from their philanthropic endeavors, the company creates and distributes their world-class images to fine art galleries in the United States. Founder & Chairman, Mark Russo, has amassed an incredible master mold collection of famous and world-renowned sculptures from which he produces these high-end, beautiful works of art. The subject matter of these pieces ranges from wildlife themes to historical, cultural, western, biblical and most recently the company has acquired autmotive inspired art, fantasy, and harelquins - each embodies the life of its given subject.

Competitors and Industry

While there are many competitors in the market producing bronze, silver and even gold statues for sale to the public, TIC/FM believes it has a unique and powerful competitive advantage due to its massive asset base of molds representing the most famous artists in history and Mark Russo's history in the charity auction business. There is currently no market competition in the sculpture art for nonprofit charity auction model.

To directly compete with TIC/FM in its core business of charity auctions, a competitor would need to find other sculptors as widely known, prolific, and sought after as TIC/FM's featured artists. They would also need to be able to match the low-cost reproduction methods of TIC/FM in order to reach selling price points that generate a significant profit, even after giving 50% to the charity, as TIC/FM has proven capable in its model.

TIC management has the advantage of many years operating in the charity auction business, developing gallery networking relationships, attending trade conferences and exhibiting in special luxury shows, and high level direct marketing to the broad range of high networth client base.

The Company recognizes the extremely competitive trade show circuits and gallery networking which prompts the team to execute world-class marketing campaigns along with exercising critical quality control in its processes. The trade show circuit selections take many factors into consideration, including fellow artists and art companies which participate in these high end trade shows.

Current Stage and Roadmap

The Company is actively developing its six lines of business with primary focus on Production for Fulfilling the Current committments to the Company's Gallery Network. While the Company has a great deal of products already available for sale, the Company is ALWAYS producing new images to stay competitive in the contemporary art market.

With 37 gallery committments and counting, the company has 17 galleries awaiting display inventory. The Company intends to have agreements with 60 high-end fine art galleries by YE 2021. Fulfilling these inventory requests is the Company's primary use of proceeds. The gallery network expansion efforts are extremely focused on the industry's high-end galleries (the Company will not put product in just any gallery, only the right galleries).

The Charity Auction model is servicing a modest average of 10 Charity Auctions a month with one full time Charity Director during this unprecedentd pandemic. As inventory/supply improves and the economy regulates into a recognizable normality, the Company will have the resources to employ and train 5 additional Charity Directors with the goal of participating in 100 or more Charity Auction Fundraising events per month. While it is important to expand with increased participation, it is equally important to participate in nonprofit fundraising in which the product will find successful bids contributing to charitable funds while also fitting into the Company's model.

The Company is projecting participation in up to 12 trade show conferences employing one trade show team in 2021 with discussions of participating in two dozen, hand selected trade shows annually with two dedicated teams.

The Precious Metals Division and Monument Division have kept the Company profitable through the Pandemic with the added benefit of providing exclusive artwork that is very difficult to match in quality, size, and production lead times. Most Recently, Mark Russo has led the team in the direction of merging both of the most profitable divisions to create the largest pure silver sculptures on earth. For example, Michelangelo's *Pietà* is expected to be the first of several monumental european masterpieces which the Company intends to cast in pure .999 silver. This has never been done, most likely due to the many barriers for entry in such an exclusive section of fine art. The Company has the capacity to break through these barriers unlike any competitor in the market.

The Team

Officers and Directors

Name: Mark Russo

Mark Russo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder & Chairman
  Dates of Service: November 07, 2016 - Present
  Responsibilities: Leadership, Visionary, Quality Guidance, Expert Consultation both Internally and Externally. Base Salary of $42,000.

Name: Jason Dilling

Jason Dilling's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Sales
  Dates of Service: February 24, 2021 - Present
  Responsibilities: Oversight and Direction of leadership in Marketing, Sales, Channel Development, Networking, Partnership Opportunities, Brand Awareness, Departmental Spending Plans, and Sales Personnel Support and Recruitment. Base Salary of $48,000.

Other business experience in the past three years:

- **Employer:** Graybar
  Title: Sr. Outside Sales Representative
  Dates of Service: October 01, 2017 - February 01, 2021
  Responsibilities: Management of sales pipeline.

Name: Ricky Reed

Ricky Reed's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations & Development
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Provide Direction and Leadership in the operational and developmental aspects of the business including oversight of compliance, resource management, performance, strategy and planning, execution, product development, quality control, production schedules, financial schedules, recruitment, business processes, operational procedures, reporting, and delegation of other critical aspects of the business. Base Salary of $60,000. Mr. Reed works full-time for the company.

Other business experience in the past three years:

- **Employer:** ReedSolve Corp

Title: Founder
Dates of Service: May 01, 2020 - Present
Responsibilities: ReedSolve Corp specializes in assisting small to medium sized business in realizing their growth potential via consulting.

Other business experience in the past three years:

- **Employer:** The Tidiest
  Title: Owner
  Dates of Service: October 01, 2020 - Present
  Responsibilities: The Tidiest focuses on providing premium Cleaning and Organizing Services to Southern Washington.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Prospective investors should carefully read the following risk factors, consult with their advisors, and take advantage of the opportunity to inspect the Company's records and ask questions of the officers and management of the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Fine Art industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Equity in the amount of up to $4,999,999.2 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our inventory. Even if we are not forced to cease

our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently developing high-end fine art in high value metals such as Silver and Gold. Although the company has found success in selling these high value sculpture, there is no guarantee that material costs, labor costs, or any costs will maintain its baseline which could result in significant changes to the margins of the respective product lines. While the increase in materials could create a more desirable finished good, costs and scheduling of production may experience unforeseen circumstances. Delays or cost overruns in the development of our Precious Metals Division and failure of the product to meet our performance estimates may also be caused by, among other things, unanticipated logistical hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective distribution networks. They may have much

better financial means and marketing/sales and human resources than us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed artwork. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history and effectively recognized very little revenue. If you are investing in this company, it's because you think that Fine Art is a marketable product, that the team will be able to successfully market, and sell the product, that we can price them right and sell enough Fine Art so that the Company will succeed.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the copyrights unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

ADDITIONAL NOTE - RISK FACTOR
THE RISK FACTORS DISCUSSED ABOVE DESCRIBE THE PRINCIPAL RISKS ASSOCIATED WITH AN INVESTMENT IN THE SHARES, BUT DO NOT DESCRIBE ALL OF THE RISKS.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The Russo Family Trust	156,000,000	Common Stock	53.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 891,666 of Common Stock.

Common Stock

The amount of security authorized is 300,000,000 with a total of 249,400,000 outstanding.

Voting Rights

Each Shareholder shall have one vote for each share held of record on all matters submitted for Shareholder Approval. No Shareholders shall be entitled to cumulate his votes for election of Directors. Please refer to voting rights in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $842,762.00
  Number of Securities Sold: 22,982,666
  Use of proceeds: Proceeds used primarily for Inventory needs.
  Date: May 31, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $274,616.00
  Number of Securities Sold: 3,840,001
  Use of proceeds: Use of Proceeds used primarily for Inventory.
  Date: May 31, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for the fiscal year of 2020 was $2,480,900 rising 13% compared to fiscal year 2019 revenue. Treasure Investments Corp (the Company) experienced many transitions as nations closed due to the worldwide pandemic caused by COVID. The economic disaster temporarily affected the company's growth. While the Auction, Trade Show, and Gallery divisions realized a complete shutdown, the Direct Sales division received additional inputs from the sales team. From 2019 to 2020, Auctions decreased 78%, Trade Shows decreased 37%, with Galleries increasing 48% and Direct

Sales increasing 62% in revenue. While the Auction model has seen upgrades in technology allowing virtual auctions to take place, the transition took time as the company's partners and clients adjusted to the change. The decrease in Trade Show sales is attributed to attendance in 2020 being only 15% of the previous year when comparing the number of events attended by the company year over year. Gallery sales increased, despite the shutdown, largely due to a transition in sales technique with our Gallery Network implementing travelling displays, personalized videos to clientele, an increased online presence, and even refining virtual galleries in many instances. Additionally, display fulfillment and increased inventory availability for the Gallery Network allowed for expedited drop ships to clientele permitting accelerated revenue recognition in the department. Direct Sales revenue increase is due to a multitude of factors, primarily, the already established and continually growing Direct Clientele. Several Monument and Precious Metals projects were completed in 2020 with a strong allocation of resources to product development. This development produces master molds improving the company's competitive advantage by allowing even more images/products to be marketed. The overwhelmingly positive reviews and response from the Monument and Precious Metals have encouraged the company to separate the product types into their own profit center. Marketing expenses were mainly focused on advertisements in high end luxury publications resulting in successful lead conversions. The company's FBO division was dissolved as sales were immaterial in the 2019 testing phase with the focus redirected to Direct Sales and building B2B relationships for reseller opportunities.

Cost of Sales

Cost of sales in 2020 was $904,759, a decrease of $153,762 from costs of $1,058,521 in 2019. The reduction is due to increased efficiency, focus on higher-margin Direct Sales, and leverage of capital and reputation to negotiate discounts on bulk purchases of materials. The lower-margin Auction and Gallery divisions, along with the higher-margin Trade Show division, faced shutdowns due to COVID. This shutdown ultimately lowered cost of sales as points of distribution were restricted in ability to sell.

Gross Margins

2020 gross profit increased by $451,889 over 2019 gross profit and gross margins as a percentage of revenues increased from 51% in 2019 to 63% in 2020. This improved performance was caused by an increase in higher-margin Direct Sales and a decrease in lower-margin, volume-oriented sales divisions of Auctions and Galleries. The Trade Show division gross margins, while comparable to Direct Sales, experienced significant shutdowns in the 2020 fiscal year.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, legal and accounting fees, travel, trade show fees and associated overhead expenses, rent, utilities, and insurance. Expenses in 2020 decreased $109,749 from 2019. The main contributing factor of the decrease, despite the increase in revenue, is the nationwide shutdown caused by COVID. This closure forced decisions to decrease marketing and promotional costs, decrease trade show participation, release nonessential independent contractors of duties, decrease spending in travel and meal costs, temporary halt in expansion of personnel and properties, and several other internal decisions to cut spending.

Historical results and cash flows:

Historical results and cash flows are representative of what investors should expect in the future. As we come out of the pandemic, we do not expect the exact same challenges of 2020 to affect us in 2021 and the future as we are better prepared for these logistical challenges. Further, now that we have entered a different stage of COVID-19 globally with greater access to vaccines and testing, events are recurring, trade shows are returning and galleries have reopened.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has cash on hand as of EOM, May 2021, of approximately $958,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this Crowdfunding campaign are additional financial resources for the Company which will be used to scale the business, particularly in the Gallery Network Division and in preparation of the Art Leasing Division. The Company has a unique product, unique model, and unique opportunities that grant access to capital resources. This campaign is an opportunity to offer retail investors the opportunity to participate in a fun and exciting business with huge potential.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will accelerate growth for the Company and is beneficial as the Investment Origination fees are very reasonable when considering the reach and opportunity of the funding portal offered by StartEngine to assist in a successful crowdfunding campaign. The Company will succeed without these funds, however, the funds will assist in accelerated growth for the Company while also granting the added benefit of exposure.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

The company will continue operating regardless of raising the minimum amount. Should only the minimum funds be raised, the majority of the raise will be used for inventory production.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will have the Capital Resources to maintain operations for approximately 2 years in a worst case scenario. The expectation is that the maximum funding goal will allow the Company to fulfill its gallery inventory requests and successfully produce inventory to support the Art Leasing Division.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital are available to company. The company has amazing credit and significant resources should the Company determine the need to apply for lines of credit. As of current, the Company has not explored every potential source of capital as equity sales have supported the business. Future capital raises will be considered and a potential for additional fund rasies via Startengine Funding Portal are in strong consideration, pending the success of this campaign. Additionally, the inventory assets of the company are recognized at cost basis and most recently, the company has generated a profit in 2020 and is now net income positive.

Indebtedness

- **Creditor:** SBA EIDL
  Amount Owed: $159,900.00
  Interest Rate: 3.75%
  Maturity Date: June 14, 2050

- **Creditor:** SBA PPP
  Amount Owed: $44,490.00
  Interest Rate: 1.0%
  Maturity Date: April 22, 2022
  The Company expects full forgiveness on this SBA PPP loan as it was used per the SBA's guidelines.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $299,280,000.00

Valuation Details:

Treasure Investments Corp dba Foundry Michelangelo, the Company, Pre-Money Valuation determination utilized general practices of following the shares/units (fully diluted) x the purchase price per share/unit of this offering as follows:

249,400,000 shares * $1.20/share = $299,280,000.00

The Company mold collection contains approximately 2,000 molds from master artists spanning centuries of work that has taken decades of dedication and highly-skilled negotiations for acquisitions of estates that account for this massive assett base.

With a tangible product in an industry that can easily recognize Product Margins of 95% or greater, the Company has product that bears famous names such as Michelangelo, Gian Lorenzo Bernini, Lorenzo & Laran Ghiglieri, Auguste Rodin, Frederic Remington, Bill Toma, and many many more with access to exceptional workmanship that carries the integrity of the artwork through generations.

The company structure focuses on the most profitable sections of the fine art market to include its six business lines:

1. Charity Auction Model

2. High End Trade Show Circuit

3. Gallery Network

4. Precious Metals Division

5. Monuments Division

6. Art Leasing Division (In development, expected rollout by end of Q3 2021)

In addition to the large number of images which the Company holds rights to reproduce, the Company also engages in highly lucrative transactions that require an extremley unique combination of skillsets, access, rights, and resources which are an anomally to general businesses. For example, the Company has produced a number of Pure Silver sculptures that can be considered the largest pure silver sculptures ever produced and available for sale.

In addition to the above, the Company took into account its recent financial history. For the past two years, the company achieved $2.4M in revenue in FY 2020 and over $2.1M in revenue in FY 2019 and in 2020 operated at a profit.

Many other aspects of the Company support the Pre-Money Valuation used in this offering. The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of security; (ii) the company does not have any outstanding options, warrants, and other securities with a right to acquire shares; and (iii) the company does not currently have any shares reserved for issuance under a stock plan that are issued. The Company does not currently have any other outstanding securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  TIC/FM's primary use of proceeds is fulfilling inventory requests, particularly in the developing Gallery Network. The Gallery Network benefits greatly from having display inventory on consignment with a preference to drop ship directly to Gallery clients.

If we raise the over allotment amount of $1,069,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  12.0%
  Operations Proceeds to be used in day-to-day operations which include but are not limited to Human Resources, Office Supplies, Equipment, Software/Hardware, Maintenance/Upkeep, Trade Show Booth Rentals, Etc.

- *Inventory*
  50.0%
  TIC/FM's primary use of proceeds is fulfilling inventory requests, particularly in the developing Gallery Network. The Gallery Network benefits greatly from having display inventory on consignment with a preference to drop ship directly to Gallery clients.

- *Marketing*
  10.0%
  Marketing is a critical point to maintain competitive advantage in the Fine Art model. TIC/FM will utilize its experienced management team and access to the market to capitalize on unique opportunities, further defining the Company's

strong brand presence.

- *Stock Buyback*
  10.0%
  Up to 10% of proceeds may be authorized as Stock Buybacks. This use of proceeds is subject to approval and change.

- *Legal & Accounting*
  1.5%
  Legal & Accounting Expenses are expected to increase respectively as Company activity, such as this Equity Fundraising, increases. TIC/FM management will continue to make conscience decisions as to how such activity is conducted with the benefit of all stakeholders in mind.

- *Build Out of New Premises*
  4.0%
  Use of proceeds for the Build Out of New Premises will only be realized upon successfully reaching the maximum funding goal. With increased activity, the Company will need additional space to accommodate the expanding divisions, particularly the Monuments and Art Leasing Divisions.

- *Cash Reserves*
  4.0%
  Cash Reserves are intended to be set aside in anticipation of unexpected need for liquidity. This Proceed is expected to be injected back into Operating Capital as determined appropriate by Management.

- *Offering Expenses*
  5.0%
  Offering Expenses are expected to be incurred in the process of Crowd Funding beyond the fees paid for a secure funding portal. These proceeds will also be used to assist in fulfilling Perks earned by Investors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://foundrymichelangelo.com/ (https://treasureinvestmentscorp.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/foundrymichelangelo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Treasure Investments Corporation

[See attached]

TREASURE INVESTMENTS CORPORATION DBA MICHELANGELO FOUNDRY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020 AND 2019

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Treasure Investment Corporation dba Michelangelo Foundry
Lake Oswego, State of Oregon

We have reviewed the accompanying financial statements of Treasure Investment Corporation dba Michelangelo Foundry (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 7, 2021
Los Angeles, California

Treasure Investment Corporation dba Michelangelo Foundry
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	516,655	$	399,363
Account receivables, net		138,670		104,074
Inventories		1,794,524		1,189,425
Dormant Mold Inventories		58,890,000		58,890,000
Prepaids and other current assets		40,635		82,953
Total current assets		**61,380,483**		**60,665,815**
Property and Equipment, net		216,173		259,132
Intangible assets		80,662		86,042
Total assets	**$**	**61,677,318**	**$**	**61,010,990**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account Payables	$	46,541	$	48,923
Shareholder loan		9,831		9,831
Current portion of Promissory Note and Loans		34,990		-
Wind Rumors Note		72,500		262,500
Other current liabilities		172,257		255,236
Total current liabilities		**336,120**		**576,490**
Promissory Note and Loan		169,400		-
Total liabilities		**505,520**		**576,490**
STOCKHOLDERS EQUITY				
Common Stock		24,306		23,922
Additional Paid in Capital		62,425,754		62,151,138
Equity Issuance Costs		(752,759)		(672,991)
Non-controlling interest		150,000		-
Retained earnings/(Accumulated Deficit)		(675,503)		(1,067,570)
Total stockholders' equity		**61,171,798**		**60,434,500**
Total liabilities and stockholders' equity	**$**	**61,677,318**	**$**	**61,010,989**

See accompanying notes to financial statements.

Treasure Investment Corporation dba Michelangelo Foundry
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	2,480,900	$	2,182,773
Cost of revenue		904,759		1,058,522
Gross profit		1,576,140		1,124,251
Operating expenses				
General and administrative		1,137,999		1,192,666
Sales and marketing		42,317		97,399
Total operating expenses		1,180,316		1,290,065
Operating income/(loss)		395,824		(165,813)
Interest expense		3,757		12,500
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		392,067		(178,313)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**392,067**	**$**	**(178,313)**

See accompanying notes to financial statements.

TREASURE INVESTMENT CORPORATION DBA MICHELANGELO FOUNDRY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Equity Issuance Costs	Non-controlling interest	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2018	**216,239,813**	**$ 21,624**	**$ 61,468,376**	**$ -**	**$ -**	**$ (889,257)**	**$ 60,600,743**
Issuance of Common Stock	**22,982,666**	2,298	842,762	(672,991)		-	172,069
Buy-back options			(160,000)				(160,000)
Net income/(loss)	-	-	-	-		(178,313)	(178,313)
Balance—December 31, 2019	239,222,479	$ 23,922	$ 62,151,138	$ (672,991)	$ -	$ (1,067,570)	**$ 60,434,500**
Issuance of Common Stock	3,840,001	384	274,616	(79,768)		-	195,232
RM Joint Venture					150,000		150,000
Net income/(loss)	-	-	-	-		392,067	392,067
Balance—December 31, 2020	**243,062,480**	**$ 24,306**	**$ 62,425,754**	**$ (752,759)**	**$ 150,000**	**$ (675,503)**	**$ 61,171,798**

See accompanying notes to financial statements.

TREASURE INVESTMENT CORPORATION DBA MICHELANGELO FOUNDRY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	392,067	$	(178,313)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		42,959		1,680
Interest on convertible notes		-		12,500
Amortization of intangible assets		5,880		21,618
Changes in operating assets and liabilities:				
Account receivables, net		(34,596)		(57,970)
Inventories		(605,099)		(21,021)
Prepaid expenses and other current assets		42,319		(37,478)
Account Payables		(2,382)		29,498
Other current liabilities		(82,978)		234,174
Net cash provided/(used) by operating activities		**(241,831)**		**4,688**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(42,370)
Purchases of intangible assets		(500)		
Sale of intangible assets				43,232
Net cash provided/(used) in investing activities		**(500)**		**862**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		275,000		845,060
Equity issuance costs		(79,768)		(672,991)
Repayment of shareholder loan		-		(36,195)
Repayment of Convertible Notes		(190,000)		-
Buy-back options		-		(160,000)
Non-controlling interest contribution		150,000		
Borrowing on Promissory Note and loans		204,390		-
Net cash provided/(used) by financing activities		**359,622**		**(24,126)**
Change in cash		117,291		(18,576)
Cash—beginning of year		399,363		417,939
Cash—end of year	**$**	**516,655**	**$**	**399,363**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	12,500
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Treasure Investment Corporation dba Michelangelo Foundry was founded on November 7, 2016 in the state of Oregon. The financial statements of Treasure Investment Corporation dba Michelangelo Foundry (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lake Oswego, State of Oregon

Treasure Investments Corp & Foundry Michelangelo is a fine art company that casts and creates the world's finest bronze, pure silver and gold sculptures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $266,655 and $149,363, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, shipping and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and equipment	5 years
Leasehold Improvements	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its art work and intellectual properties including fees in connection with internally developed intellectual properties. The entire intangible assets will be amortized over the expected period to be benefitted, may be as long as 10 years.

Income Taxes

Treasure Investment Corporation dba Michelangelo Foundry is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its art sculpture.

Cost of Goods Sold

Costs of goods sold include the cost of sculpture sold, distribution services and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $42,317 and $97,399, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 7, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,		2020		2019
Finished goods	$	1,207,183	$	910,505
Raw Materials		306,230		46,602
Inventory Master Molds		232,611		192,151
Marketing materials		48,500		40,166
Inventory	**$**	**1,794,524**	**$**	**1,189,425**

The Company also has dormant mold inventories in the amount of $58,890,000. The dormant mold inventories were produced and acquired over a period of decades by one of the founders. As part of the Company formation, the founder contributed the mold inventories to the Company in return for shares.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,		2020		2019
Prepaid expenses	$	600	$	6,000
Loan receivable		25,992		24,586
Deposit		14,043		32,220
Other current asset				20,148
Total Prepaids and other current assets	**$**	**40,635**	**$**	**82,953**

Other current liabilities consist of the following items:

As of December 31,		2020		2019
Customer deposit	$	161,500	$	255,236
Deferred revenue		5,000		
Other current liabilities		2,000		-
Accrued interest		6,757		
Total Other Current Liabilities	**$**	**175,257**	**$**	**255,236**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,		**2020**		**2019**
Furniture and equipment	$	107,367	$	107,367
Leasehold Improvements		193,348		193,348
Property and Equipment, at Cost		**300,715**		**300,715**
Accumulated depreciation		(84,542)		(41,583)
Property and Equipment, Net	**$**	**216,173**	**$**	**259,132**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $42,959 and $1,680 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,		**2020**		**2019**
Art Work	$	49,359	$	48,859
Intellectual Properties		8,958		8,958
Patent		49,843		49,843
Intangible assets, at cost		108,160		107,660
Accumulated amortization		(27,498)		(21,618)
Intangible assets, Net	**$**	**80,662**	**$**	**86,042**

Amortization expense for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,880 and $19,065 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		**Amortization Expense**
2020	$	(5,880)
2021		(5,880)
2022		(5,880)
Thereafter		(63,022)
Total	**$**	**(80,662)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 300,000,000 shares of common shares with par value $0.0001. As of December 31, 2020, and December 31, 2019, 243,062,480 and 239,222,479 have been issued and are outstanding.

Roger Minch Joint Venture

During the year, the Company entered into a joint venture with Roger Minch whereby Roger Minch is providing investment in a particular project, and the Company is providing the expertise. As part of the venture, Roger Minch is providing $150,000 in return for 5.625% interest in Pure Silver Pieta Michelangelo sculpture. The venture has been recorded as a consolidating investment in accordance with ASC 810 with $150,000 investment recorded as non-controlling interest.

8. DEBT

Promissory Notes & Loans

During 2020, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms is as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP	$ 44,490	1.00%	4/22/2020	4/22/2022	$ 260	$ 260	$ 29,660	$ 14,830	$ 44,490
SBA EIDL	$ 159,900	3.75%	6/14/2020	30 years	$ 3,498	$ 3,498	$ 5,330	$ 154,570	$ 159,900
Total					**$ 3,757**	**$ 3,757**	**$ 34,990**	**$ 169,400**	**$ 204,390**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 34,990
2022	20,160
2023	5,330
2024	5,330
2025	5,330
Thereafter	133,250
Total	**$ 204,390**

Owner Loans

During the previous period the Company borrowed money from the owners. The summary of the loans from the owners is as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Stockholder Loan	$ 7,030	0.00%	Fiscal Year 2018	No set maturity	$ -	$ -	$ 7,030	$ -	$ 7,030	$ -	$ -	$ 7,030	$ -	$ 7,030
Stockholder Loan - Ghiglieri	$ 2,801	0.00%	Fiscal Year 2018	No set maturity	-	-	$ 2,801	-	2,801	-	-	2,801	$ -	2,801
Total	$ 9,831				$ -	$ -	$ 9,831	$ -	$ 9,831	$ -	$ -	$ 9,831	$ -	$ 9,831

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Wind Rumors Note

The following is the summary of the Wind Rumors note:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Debentures - Wind Rumors Inc.	$ 250,000	5.00%	Fiscal year 2017	December 31, 2020 - due as of year end	7,750	12,500	60,000		60,000	12,500	12,500	$ 250,000	$ -	250,000
Total					$ 7,750	$ 12,500	$ 60,000	$ -	$ 60,000	$ 12,500	$ 12,500	$ 250,000	$ -	$ 250,000

The outstanding balance was paid during fiscal year 2021.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ -	$ (79,087)
Valuation Allowance	-	79,087
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (125,714)	$ (222,980)
Valuation Allowance	125,714	222,980
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $502,855, and the Company had state net operating loss ("NOL") carryforwards of approximately $502,855. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the previous period, the company borrowed money from the owners The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2020 and December 31, 2019, outstanding balance is $9,831.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	15,444
2022		15,756
2023		12,051
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**43,251**

Rent expense was in the amount of $ 88,078 and $ 107,569 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through June 7, 2021 the date the financial statements were available to be issued.

As of May 31, 2021, the Convertible Promissory Note issued to Wind Rumors Inc. in the amount of $60,000 was repaid in full.

The company authorized issuance of additional 50 million shares, bringing total amount of authorized shares to 300 million.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Foundry Michelangelo by Treasure Investments Corp.

The source for the world's greatest fine art masterpieces


FOUNDRY
MICHELANGELO

Website | Lake Oswego, OR | ART

$0.00 raised

0 Investors	$299M Valuation
$1.20 Price per Share	$240.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Foundry Michelangelo is a profitable fine art company that casts and creates the world's finest bronze, pure silver, and gold sculptures. Our products are sold through the nation's top fine art galleries, and our incredible business model has six powerful profit centers with extraordinary margins with our auction model being the keystone of our business. We are proud to have the largest master mold collection in the world containing approximately 2000 original master molds from 230 of the most famous artists in history including Michelangelo, Bernini, Canova, and many others.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Foundry Michelangelo owns the molds to over 2,000 original sculptures representing over 230 artists that include Fredric Remington, Charles Russell, Bernini, Canova, Michelangelo, Rodin, Ghiglieri, and many others.
- Foundry Michelangelo's revenue has been impressive from its genesis. They generated $391,650 in 2017, $1.1 million in 2018, $2.1million in 2019, and $2.4 million in 2020.
- Foundry Michelangelo has nearly $1 billion in independently appraised assets, minimal debt, and the ability to scale the business model to over 100 times its present size.

OVERVIEW

A one-of-a-kind fine art company

Foundry Michelangelo is a profitable fine art company that casts and creates some of the world's finest bronze, pure silver, and gold sculptures. Our products are sold through the nation's top fine art galleries, and our incredible business model has six powerful business lines with our auction model being the keystone of our business. Based on our research, we are one of the largest master mold collections in the world containing approximately 2000 original master molds from 230 of the most famous artists in history including Michelangelo, Bernini, Canova, and many others.


Foundry Michelangelo
The source of the world's greatest fine art masterpieces

A Statista marketing report valued the global art market in 2020 at $50 billion U.S. dollars. It should be noted that 2020 was an incredibly slow year for the global art market, which exemplifies the broad profits generated by this industry. Foundry Michelangelo seeks to make an impact in this industry by leveraging our massive catalogue of master molds of classic sculptures to sell high-end reproductions.


50B
40B
30B
20B
10B
1B
0M
$50.06B
31.4M
Volume of Art Transactions Worldwide
Global Art Market Value

We're one of the only vertically integrated fine art companies in the world, and our multidimensional business model gives us a competitive edge that no other fine art company on the planet has. Our foundries, molds, and talented artists allow us to cast, create, and sell reproductions of classic sculptures in a variety of materials in an array of sizes.

THE PROBLEM

Fine sculptures aren't accessible

Simply put, people love sculptures. Their inherent tactility creates a more immersive experience that people have loved and appreciated for thousands of years. Sculptures have immortalized people, events, and ideas since their inception; they are the literal embodiment of artistic expression.

Despite being one of the most popular art forms in history, sculptures aren't as accessible as their two-dimensional counterparts. The scarcity and exclusivity of classic sculptures lends to their value, but it also makes them far less accessible to everyday people. Unless you're Pope Francies, the chances of an everyday person to be able to view and appreciate a classic sculpture are slim.


Unless You're The Pope, You Don't Get To View This Every Day
Fine art sculptures are a luxury beyond the budget & lifestyle of everyday people

THE SOLUTION

Create fine art on a global scale

Foundry Michelangelo not only owns the largest sculpture mold collection in the world, but also we own the foundries that produce the highest quality bronzes in the market to ensure that each of our sculptures is made with the utmost integrity. As a vertically integrated company, we own the foundries that produce the bronzes, the original castings for the statues, and they cast the sculptures themselves. Essentially, we are able to guarantee a level of transparency and quality that no other foundry can match on the planet. Moreover, our massive catalogue of master molds enables us to reproduce and distribute classic sculptures on a scale that has yet to be seen. For the first time ever, classic sculptures can be accessible and appreciated by the masses on a global scale.



Now everyone can enjoy the beauty
of classical sculptures


We own the
ORIGINAL STATUE CASTINGS
We own the
MOLDS TO CAST THE SCULPTURES
We own the
PRODUCTION
FOUNDRY
MICHELANGELO
We are a vertically integrated company

Our unique business model has multiple profit centers anchored by our charity auction where we place our sculptures in the gala fundraising auction events and share in the revenue. Despite being a new company, our artwork is already placed in 38 of America's most premier fine art galleries, and we plan on growing our gallery network to over 100 locations within the United States and 50 Internationally.


FOUNDRY MICHELANGELO

The Precious Metals Division of our company has rapidly grown over the past few years and is where the company will be casting the largest pure silver sculptures in history. The company also has the ability to create and cast sculptures in bronze and stainless-steel as well as precious metals such as pure silver and pure gold. Lastly, our Art Leasing Division allows us to lease sculptures for display at a fraction of the purchase price allowing the Foundry Michelangelo to generate recurring revenue while still retaining ownership of our assets.



THE MARKET

Fine art meets vertical integration

We pride ourselves in being artistic trailblazers, so it only made sense to create a business model that reflects our uniqueness. What separates us from our competition and others in our space is our ability to not only create bronze sculptures but stainless steel, pure silver, gold, resin, and other mediums. From creating the bronzes, to casting the sculpture, to selling our artwork, Foundry Michelangelo is an all-in-one destination for any sculpture.



We Create In Multiple Mediums:

bronze
stainless steel
pure silver
gold
resin



Our master molds give us an incredible scope of classic sculptures to cast, and our master artists can recreate them the way their original creators envisioned. Our catalogue contains approximately 2000 different pieces from 230 of the world's most famous artists to include works by Michelangelo, Bernini, Cellini, Canova, Charles Marion Russell, Frederic Remington, and others. The combination of our robust catalogue of master molds and our eight foundries gives us the ability to recreate famous sculptures in an array of materials in whatever size the buyer desires. The pieces we have range from just a few inches to some of the largest sculptures in the entire world measuring up to 70 feet.



Through our Monuments Division, we create custom commissions for individuals, artists, businesses, museums, galleries, and government projects from life size sculptures to master works reaching heights of 70 feet. This division allows us to maximize our foundries so we can create custom pieces outside of our master mold collection


MUSEO DE
VIDA SILVES

Custom Commissions

for individuals, artists, businesses, museums, galleries, and government projects

OUR TRACTION

Profitable in the face of the pandemic

Foundry Michelangelo's revenue stream started right away in 2017 with $391,650 in sales. In 2018, we achieved sales of over $1.1 million, $2.1million in 2019, and in 2020, Foundry Michelangelo produced $2.4 million in revenue, thus we believe cementing our status as a pandemic-proof company. We will also be opening our Innovative Art Leasing Division for high end sculptures in the fourth quarter of 2021. This welcomed addition will add yet another dimension to our unique and profitable business model. The Company achieved its first profitable year in 2020.


Revenue
$2.5M
$2M
$1.5M
$1M
$500K
$391.6K
$1.1M
$2.1M
$2.4M
2017
2018
2019
2020

In the span of five years, Foundry Michelangelo has grown from just one location to displaying our fine art images in 21 of the Nation's most prestigious fine art galleries, with another 17 locations and counting currently waiting for inventory and display samples. In 2018, Foundry Michelangelo cast a masterpiece of an eagle by Lorenzo Ghiglieri entitled The Presidential American Patriot in 1,000 troy ounces of pure .999 fine silver creating the 'Silver Edition' for this piece. The masterpiece is a limited edition of only 10, priced at $200,000, and completely sold out.



The Presidential American Patriot Silver Edition

We are now planning to create the single largest pure silver casting, containing over 1,130 pounds of pure .999 fine silver. The image is the life size Pietà by Michelangelo and will be the only one ever created by Foundry Michelangelo. It is a testament to our ability to cast and create masterpieces in pure silver as well as our prestigious mold collection, which separates us from any other fine art company.



WHY INVEST

Redefining the fine art industry

Our vision at Foundry Michelangelo is to become the leading provider of high-end fine bronze sculptures throughout the world. With our foundries, collection of master molds, and network of galleries, we believe we are in a position to produce and sell our high-end sculptures on a massive, global scale.



Invest In Fine Art Without The Expense Of Buying The Pieces

As a shareholder of Foundry Michelangelo, join our artistic revolution the company's six business lines that are redefining the fine art markets.



A Few Of Our Celebrity Collectors.

In the Press

SHOW MORE

Meet Our Team



Mark Russo

Founder & CEO

Mark Russo has been heavily involved in the fine art market for the past 25 years dealing with Fortune 500 CEOs, physicians, celebrities, museums, and thousands of successful and influential collectors. Mr. Russo is an expert in sales communication, business management, and high-quality art. Working high-end trade shows, investment conferences and art exhibitions, Mr. Russo has generated over $100 million in sales of fine art during his career.

Mr. Russo both directs and coordinates the sales effort of TIC and is responsible for sales strategy, recruitment, training, budgeting, and promotions.

Mr. Russo is responsible for the development of the highly successful and innovative sales model that has resulted in the unprecedented growth of the 'Charitable Division' at TIC.



Eric Haas

Sales Consultant

Mr. Eric Haas has spent his entire career in sales and sales training. Serving as V.P. of sales for Ther-max Corp., a start-up direct sales organization, Mr. Haas recruited and trained the entire organization's sales force which grew to more than 300 and $100M in annual sales. He has founded and grown to successful acquisition multiple direct sales companies.

Most recently Mr. Haas founded a sales and construction venture in the multi-family real estate market in central Oregon. He developed a client base which includes a large percentage of the multi-family dwellings in that market.



Jason Dilling

Vice President of Sales

Mr. Dilling is a life-long sales professional who prides himself on honesty, integrity, and service to his team. He currently serves on two charity, non-profit boards and embraces his veteran status by volunteering with several veteran related charities. With a vast history in sales across multiple types of business, Jason's experience positions him for a seamless transition into the Fine Art industry,

Jason brings to the company a drive and next level commitment to success earning him a reputation for pushing goals and breaking sales performance records. His expertise is focused on revenue growth in all the company's profit centers.



Angie Zook

Charity Services Ambassador

Ms. Zook is a dynamic figure in the American philanthropy market. Since joining forces with the Ghiglieri family more than ten years ago, Angie has used her polished sales approach to yield amazing results in the charity auction market, catapulting her to a preeminent position.

Ms. Zook will lead Treasure Investments Corporation's Charity Auction Division.

She has supervised the success of thousands of auctions and has raised millions of dollars for charities of all varieties across the nation. Thanks to her gift for cultivating relationships with leading charity directors, donors and art collectors, Ms. Zook will develop a widening circle of devoted and grateful clients for Treasure Investments Corporation.



Ricky Reed

Director of Operations & Development

Ricky Reed has developed his expertise in Management with over a decade of experience in Hospitality Management, obtaining his first General Manager position at the age of 17. Ricky has a great ability to lead, always striving for excellence in operations.

The commitment, integrity, and overall standard for greatness that Ricky brings to TIC will help continue the company's evolution of fine art along with its other expanding divisions. As an optimization expert, he will elevate the company into a worldwide distributor of fine art while helping the team to maintain a stellar reputation.



Joe Welding

Production Manager

Mr. Joe Welding is a distinguished Marine veteran who has worked closely with master artists in the Fine Art industry, specifically the Ghiglieri family, for nearly two decades.

Joe is an expert in customer service, logistical planning, and handling of Fine Art. He works directly with the foundries ensuring the highest standards in our quality control and leads in the support of a high team morale.

Joe oversees all trade show exhibitions as well as shipping and receiving. As part of the founding team, he has been instrumental in the growth and success of the company.



Danny Duran

Assistant Shipping Manager

Mr. Duran has been involved in Logistics, Production, and Quality Controls in the Fine Art industry for more than 15 years.

Starting his Fine Art career with the Ghiglieri Family, Danny has since worked with numerous artists and teams gaining invaluable experience and product knowledge.

Danny is a valuable asset for the Foundry Michelangelo team as he is instrumental in the support of logistical management.

Mr. Duran contributes to the impeccable shipping, product, and overall logistical standards of the company.



Valeriy Chumak

Multimedia Content Creation Manager

Mr. Chumak is a graduate of Cascadia Tech Academy with a focus on Multimedia Content Creation. Val's passion for film, photography, graphic design, and overall desire for creating content started when he was just 8 years old, editing his first videos and becoming the go to streaming and editing expert for friends and family before his tenth birthday.

Since childhood passions, Val has exercised hyper-focus on identifying the ideal position for his future which has led to a unique opportunity at Foundry Michelangelo. After seeking out Foundry Michelangelo and beginning the relationship as an intern, Mr. Chumak has become a core team member in the development of the company. In a sophisticated modern society, Val provides a contemporary view into the extraordinarily unique business of Foundry Michelangelo. With a bright future, both Val and the company are positioned to experience otherwise unprecedented success.



Michael Sheppard

Partner and Director of Investor Relations Consultant

Michael Sheppard presently serves as Partner and Director of Investor Relations for Treasure Investments Corporation & Foundry Michelangelo while also serving as CEO/Chairman of Nevada Mining company. As former President of the America Cancer Society in Wisconsin, he has raised millions of dollars for charities conducting auctions using donated fine art sculptures since 1998. In addition, Michael has raised over $400,000,000 as President of the National Community Foundation & New Life Corporation and is a nationally known speaker on estate planning. He served the Firestone Corporation for 12 years as Training & Development Coordinator for their 48 North American Plants. Michael's expertise is to fix broken companies & minister to broken people while serving as a life coach. He partners with Treasure Investments Corporation preparing to take the company public serving the shareholder's best interest.

Offering Summary

Company	Treasure Investments Corporation
Corporate Address	333 S State St 262, Lake Oswego, OR 97034
Offering Minimum	$9,999.60
Offering Maximum	$1,069,999.20
Minimum Investment Amount (per investor)	$240.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,333
Maximum Number of Shares Offered	891,666
Price per Share	$1.20
Pre-Money Valuation	$299,280,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 24 hours and receive an additional 15% bonus shares

Super Early Bird Bonus

Invest within the first 48 hours and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the first 72 hours and receive an additional 5% bonus shares

Amount-Based:

$1000+

Private Investor Community

Access to private investor community newsletter

$5000+

Matching Consideration

Dollar for Dollar Matching Artwork for every dollar invested

$50,000+

Golden Opportunity

Dollar for Dollar Matching Artwork for every dollar invested + Time with the Treasure Investments Corp & Foundry Michelangelo founder/CEO.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Treasure Investments Corp dba Foundry Michelangelo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20/ share, you will receive and own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Foundry Michelangelo by Treasure Investments Corp. to get notified of future updates!

Comments (1 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

startengine

©2021 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello, I'm Mark Russo, Chairman and founder of treasure investments Corporation and founder of Michelangelo. Treasure investments Corporation and founder Michelangelo creates artwork. We don't just have 2000 images from 230 hours, we are constantly adding new artwork. And what that means is we can create things from scratch. we commissioned artists to do new pieces, whether it's a wildlife or a buffalo image, or a historical piece or a patriotic sculpture. Our images in subject matter are diverse, their historical, biblical, cultural, Wildlife, whatever they are, whether they're nudes, or their sculptures of religious theme, we create them, whether it's by custom commission, or following a market trend for pop artwork with Gil elgrand sculptures. Now let's talk about the molds. A mold is the negative of a positive. So this is a positive. This is an actual piece that we sell this as a piece we refer to as the Ronald Reagan Eagle, which by the way successfully sold out we have a lot of historical provenance with most of our pieces that gives it a lot more power than a competitive a competing piece. But the physical mould collection of our pieces would fill the Staples Center. Instead, it took 35 years to amass this collection, and it's ours. And it's exclusive. This piece is an example of a sculpture that we place in our charity auction profit center. When I started the model in 1998, it was by kind of a fluke, I was went to a charity auction event, I was asked to I sold a sculpture to a neurosurgeon. He placed it in the event I watched this piece sell for $63,000. And it wasn't the fact that the piece sold for $63,000. It's the fact that there was 20 different bidders bidding on this thing over 50 that that's an amazing thing that happened there was over a million dollars in the buying power for one sculpture. So when I saw that piece, sell that auction, I thought wow, I wonder if how big that market space is, if I were to place statues and charities across the United States, I didn't know how big it was. That's a fun business market we have. There's two there's several buckets of artwork that we have as a company we have pieces that we place and these charity events that are different than the pieces that you place in another one of our profit centers, which is our gallery outlets. So there's some other pieces here too I'm going to show I'm very excited to the this is one of our Western pieces. It's a it's a 110 scale, Concord stagecoach exquisite in detail. By the way. We I believe we have the finest collection of artwork in the world. In sculptures, no one has this type of artwork. But this is a testament to how beautiful the artwork is. This is stunning. And we sell these at our galleries throughout the United States. The second profit center, that's another leg of the table is our galleries, we right now have over 20 Gallery locations in the United States that sell our product. And they are the best. They're the nicest galleries in the entire world. And the relationship that we build with those locations is exciting. So as we built the mold collection, and we continue to buy estates from artists adding to our collection, this is one of them. This is part of our European Master Mold Collection. This sculpture is called the cocoon group created in 323 BC, unearthed in Roman 1504. Its price This is a four and a half million dollar sculpture, we have the mold, we have all rights to reproduce. This is an amazing piece from Renaissance history. And one of our European masterpiece molds. trade shows is our third anchor, getting to the conferences as a third profit center for our company. We've got our auction platform, our gallery network, which is powerful. Our trade conference platform, which is huge, because again, it gives that chance to interact with us customers get feedback, what's hot, what's not, what's not, what's coming, what the trends are. And we have the ability of reacting instantly, and getting new park out there to compete. We're doing that right now with some new pieces, especially by with the Gil elgrand collection of the pop pinup artists of the 1950s and 60s. Very exciting about that is going to be a lot of fun. But we have a precious metals division, and like to say if you would like to take people silver and transpose it into sculpture, the second you give me that silver or we have that silver, I pour it into a Master Mold by a famous artist. I literally 10x the value of that boy and it's not $28,000 anymore. It's $200,000. And people buy it because now it's something you can enjoy. It's everlasting. It's a Legacy Collection for your estate and your family. It's beautiful. This sculpture right here is something I'm really proud of and excited to share with you today. This piece, finished in 1499 by Michelangelo. It's the pietta and he actually did three pianos. Now all people know that this happens to be the only one and the only sculpture that Michelangelo ever signed. So it's an incredible thing. It's an incredible opportunity for us. There are very few competitors in our space and none in our auction model whatsoever. Because we are scaling today. We move quick we move fast time is our most precious commodity. And again, thank you so much for taking the time. You have a wonderful day.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.